Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of July 31, 2024, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

State or Other Jurisdiction
of Incorporation or
Subsidiaries	Organization

Shanghai Hartford ZY Culture Media Ltd. (“HFZY”)	Shanghai, China

Hangzhou Hartford WP Culture Media Ltd. (“HZWP”)	Hangzhou, China

Shanghai DZ Culture Media Ltd. (“SHDZ”)	Shanghai, China

ShangXing HuoMao Network Technology Ltd. (SXHM)	Shaoxing, China